SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 14, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

January 14, 2010
Dow Jones story falsely claims that Executive Chairman
Robert Friedland is seeking to sell his stake in Ivanhoe Mines
SINGAPORE — Ivanhoe Mines Executive Chairman Robert Friedland said today that there is no truth to a story distributed today by the Dow Jones news service alleging that he is conducting a sale of his 23% founder’s stake in Ivanhoe Mines Ltd.
“I am surprised that the Dow Jones organization would publish an imaginary story using only anonymous sources and making no effort whatsoever to contact me to establish whether or not the story was true. This story is false. Dow Jones should publicly correct the record that it has created today, to the concern of Ivanhoe Mines’ shareholders.”
Mr. Friedland announced last week that Ivanhoe Mines had retained leading global investment banking firm Citi and independent mining-sector specialist Hatch Corporate Finance to evaluate and advise the company on a range of strategic options to further enhance shareholder value.
Citi and Hatch are assisting Ivanhoe’s management to evaluate a range of options during coming months. Options include, but are not limited to, potential equity/debt offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions. However, Mr. Friedland said that no specific transaction is being considered at this time.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: January 14, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT Vice President & Corporate Secretary